Part III: Manner of Operations

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Some Subscribers do not have a dedicated rate for executions in POSIT, but, instead, have a default rate across VAL's products where that default rate can apply to executions in POSIT. The commissions charged to execute in POSIT can vary based on the means of access. Direct Subscribers not using other products are charged a rate per executed share ranging from $0.0002~~5~~ to $0.0065. Orders originating from Subscribers accessing POSIT through Alert, VAL's algorithms, smart order router, trading desks, and/or Alert are charged a rate per executed share based on the fees associated with the particular products used by the Subscriber, irrespective of whether the orders are executed in POSIT or another venue.